SCHEDULE A

Fund	Expense Limit

Schwab Tax-Free Bond Fund	49 bps
Schwab California Tax-Free Bond Fund	49 bps
Schwab Global Real Estate Fund	105 bps
Schwab High Yield Municipal Bond Fund	60 bps

Dated as of May 2, 2007

Amended as of July 1, 2009, June 15, 2011, September 25, 2012, December 4, 2012, March 1, 2017 and June 28, 2020